SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 000-51690

BAJA MINING CORP.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

EXPLANATORY NOTE

The Registrant hereby amends its Foreign Report on Form 6-K as originally filed on November 17, 2009, to furnish amended and restated unaudited comparative interim consolidated financial statements of the Registrant as at and for the three and nine months ended September 30, 2009 in order to provide a note on the reconciliation of the financial statements to United States Generally Accepted Accounting Principles pursuant to Item 18 of Form 20-F. In addition, during the review of the amended and restated unaudited comparative interim consolidated financial statements, an error was discovered in the cash flow statement of these financial statements. Certain cash flows arising from changes in project vendors’ deposits were incorrectly presented as part of changes in working capital within operating activities. The receipts (amounting to $6.6 million) are considered cash receipts from the repayment of advances and should therefore rather have been included as part of investing activities, thereby reducing the cash flows invested in mineral properties during the three and nine-month periods ended September 30, 2009. This amendment had no effect on the Company`s earnings or on the interim consolidated balance sheet. The Registrant is also furnishing an amended Management Discussion and Analysis for the quarter ended September 30, 2009 to reflect the amendments to the amended and restated comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2009. Outside of the above amendments and the furnishing of new certifications related thereto, the unaudited comparative interim consolidated financial statements of the Registrant as at and for the three and nine months ended September 30, 2009 and the management discussion and analysis for the quarter ended September 30, 2009 furnished with the Registrant’s original Foreign Report on Form 6-K on November 17, 2009, have not been updated, amended, restated or otherwise altered.

TABLE OF CONTENTS

Exhibit

99.1	Amended and restated unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2009
99.2	Amended and restated management discussion and analysis for the quarter ended September 30, 2009
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAJA MINING CORP.
(Registrant)

Date	March 5, 2010	By	/s/ John W. Greenslade
John W. Greenslade
Chief Executive Officer